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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

   I.       GENERAL IDENTIFYING INFORMATION

   1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [    ]   MERGER

         [ X ]    LIQUIDATION

         [    ]   ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [    ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note:  Business Development  Companies answer ONLY questions
                  1 through 10 of this form and complete verification at the end of the form.)

  2.       Name of fund:     CUFUND

  3.       Securities and Exchange Commission File No.: 811-06488

  4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8?

         [ X ]    Initial Application                [   ]    Amendment

  5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         101 FEDERAL STREET
         BOSTON, MA 02112

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  6.     Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         PRUFESH MODHERA
         MORGAN, LEWIS & BOCKIUS LLP
         1800 M STREET, N.W.
         WASHINGTON, DC  20036
         (202) 467-7585

  7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         SEI INVESTMENTS MUTUAL FUND SERVICES
         ONE FREEDOM VALLEY DRIVE
         OAKS, PA 19456


  8.     Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

  9.     Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end [   ]    Closed-end

 10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         MASSACHUSETTS

 11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         CUSOURCE, LLC
         7920 BELT LINE ROAD, SUITE 1100
         DALLAS, TX 75240

 12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         SEI INVESTMENTS DISTRIBUTION CO.
         ONE FREEDOM VALLEY DRIVE
         OAKS, PA 19456

 13.     If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

                  1.Depositor's name(s) and address(es):

                  2.Trustee's name(s) and address(es):

 14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [   ]    Yes      [ X ]    No

         If Yes, for each UIT state:
                           Name(s):

                  File No.:  811-_________

                  Business Address:

 15.      (a)     Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes      [   ]   No

                  If Yes, state the date on which the board vote took place:
                  OCTOBER 27, 2000

                  If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [    ]   Yes      [ X ]   No

                  If Yes, state the date on which the shareholder vote took place:


                  If No, explain:

                  PURSUANT TO ARTICLE IX, SECTION 4 OF THE AGREEMENT AND DECLARATION OF TRUST OF CUFUND, THE TRUST MAY BE TERMINATED AT ANY TIME BY THE TRUSTEES BY WRITTEN NOTICE TO THE SHAREHOLDERS. ON OCTOBER 31, 2000, THE TRUSTEES GAVE THE SHAREHOLDERS WRITTEN NOTICE OF THE TERMINATION OF THE TRUST.

         II.      DISTRIBUTIONS TO SHAREHOLDERS

         16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ X ]    Yes               [   ]   No

                  (a) If Yes, list the date(s) on which the fund made those distributions:

                           APRIL 30, 2001

                  (b) Were the distributions made on the basis of net assets?

                           [ X ]            Yes      [   ]    No

                  (c) Were the distributions made PRO RATA based on share ownership?

                           [ X ]            Yes      [   ]    No

                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e)      LIQUIDATIONS ONLY:
                           Were any distributions to shareholders made in kind?

                           [ X ]            Yes      [   ]    No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                           ONE HUNDRED PERCENT (100%) OF FUND SHARES WERE OWNED BY AFFILIATES.


         17.      CLOSED-END FUNDS ONLY:
                  Has the fund issued senior securities?

                 [   ]    Yes               [   ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

         18. Has the fund distributed all of its assets to the fund's shareholders?

                 [ X ]    Yes               [   ]   No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?


         (b) Describe the relationship of each remaining shareholder to the fund:


         19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                 [   ]    Yes               [ X ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


        III.     ASSETS AND LIABILITIES

         20. Does the fund have any assets as of the date this form is filed?
         (SEE QUESTION 18 ABOVE)

                 [  ]     Yes               [ X ]   No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)     Why has the fund retained the remaining assets?


         (c)     Will the remaining assets be invested in securities?

                  [   ]    Yes              [   ]    No

         21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [   ]    Yes               [ X ]   No

         If Yes,
         (a)     Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger
                  or Liquidation:

                  (i)      Legal expenses: $9,004

                  (ii)     Accounting expenses: $5,000

                  (iii)    Other expenses (list and identify separately): $0

                  (iv)     Total expenses (sum of lines (i)-(iii)
                           above): $14,004

         (b)      How were those expenses allocated?

                  ALL OF THE ABOVE EXPENSES WERE ALLOCATED TO THE FUND.

         (c)      Who paid those expenses?

                  THE FUND PAID FOR THE ABOVE EXPENSES.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [   ]    Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                           File number:
                           Form Type:
                           Filing Date:
         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

           The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CUFUND (ii) he or she is the VICE PRESIDENT AND ASSISTANT SECRETARY of CUFUND, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                   By:  /s/    Timothy D. Barto


                                   Name: Timothy D. Barto

                                   Title: Vice President and Assistant Secretary


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[Letterhead of Morgan, Lewis & Bockius LLP]

July 2, 2001



I.  VIA EDGAR

Filing Room
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:  CUFUND
     (FILE NOS. 33-44293 AND 811-6488)

Ladies and Gentlemen:

On behalf of our client, CUFUND (the "Trust"), we are filing pursuant to Rule 8f-1 under the Investment Company Act of 1940, as amended, an initial application for deregistration of the Trust as an investment company.

Please contact me at (202) 467-7585 if you have any questions or comments.

Sincerely,


/S/PRUFESH MODHERA
Prufesh Modhera, Esq.

Cc:      John Ford, Esq.
         Richard Grant, Esq.
         Laurie Brooks